UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 13)
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company (issuer))
FOSTER THOMAS COMPANY
(offeror)
a wholly-owned subsidiary of
L.B. FOSTER COMPANY
(parent of offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212101
(CUSIP Number of Class of Securities)
David Voltz
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412)-928-3417
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Lewis U. Davis, Jr., Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$114,944,143	$8195.52

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes a purchase price of $11.80 per share and the purchase of 9,741,029 shares of Portec common stock, which is represented by (i) 9,602,029 outstanding shares of common stock; and (ii) 139,000 shares of common stock that were issuable with respect to all outstanding options, in each case as provided by Portec, as of the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $71.30 per million dollars of the transaction valuation amount.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,133	Filing Party: L.B. Foster Company and Foster Thomas Company
Form or Registration No.: Schedule TO-T	Date Filed: February 26, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☑ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 13 (“Amendment No. 13”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 26, 2010, as amended (the “Schedule TO”), by (i) Foster Thomas Company, a West Virginia corporation (the “Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Portec Rail Products, Inc., a West Virginia corporation (“Portec”), at a purchase price of $11.71 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment No. 13 have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment No. 13 is being filed on behalf of the Purchaser and Parent. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answers to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for herein.
     The reference to $11.71 in the introductory paragraph of the Schedule TO is hereby amended to $11.80.
     The reference to $11.71 on the Cover Page to the Offer to Purchase is hereby amended to $11.80.
     The reference to $11.71 in the response to the question “Will the Offer be followed by a merger?” is hereby amended to $11.80.
Item 1. Summary Term Sheet
     The Summary Term Sheet in the Offer to Purchase is hereby amended as follows:
     The reference to $11.71 in the response to the heading “Price Offered Per Share:” is hereby amended to $11.80.
     The references to $11.71 in the second and third bullet points under the heading “Principal Terms” are hereby amended to $11.80.
Item 2. Subject Company Information.
     The reference to $11.71 in Section 2(b) of the Schedule TO is hereby amended to $11.80.
Item 11. Additional Information.
     Items 4, 5 and 6 of the Schedule TO are amended and supplemented to include the following:
     The reference to $11.71 in the first paragraph under the heading “Introduction” in the Offer to Purchase is hereby amended to $11.80.
     The reference to $11.71 in the tenth paragraph under the heading “Introduction” in the Offer to Purchase is hereby amended to $11.80.
     Items 4, 5, 6, 8 and 11 of the Schedule TO are amended and supplemented to include the following:
     The following paragraph is added to the end of Section 11 — “The Transaction Agreements” - “The Merger Agreement” of the Offer to Purchase:
     “On August 30, 2010, L.B. Foster, Purchaser and Portec executed the Second Amendment to the Agreement and Plan of Merger (the “Second Amendment”) pursuant to which the L.B. Foster increased the Per Share Amount being offered to Portec shareholders to $11.80 and the Drop Dead Date was extended until the close of business on December 30, 2010. Additionally, the Second Amendment revises clause (ix) of the proviso to the definition of Company Material Adverse Effect contained in Section 3.1(a) of the Merger Agreement to provide that any Permitted Divestiture shall not be a Company Material Adverse Effect, and amends condition (h) of Annex I to provide that a Permitted Divestiture shall not be an impediment to the satisfaction of that condition. “Permitted Divestiture” means the divestiture upon terms that are usual and customary with respect to divestitures required by the Antitrust Division of (i) Portec’s Huntington, West Virginia facility, (ii) the tangible assets used primarily in connection with Portec’s bonded insulated rail joints (assemblies and kits), Thermabond insulated joint kits, polyurethane coat insulated rail joints, end posts, poly gage and tie plates, fiberglass (CyPly) joint kits, plastic insulation joint kits and plastic and canvas insulated gage plates, standard joints, compromise and transition joints, and Weldmate joint bars and (iii) Portec’s intangible assets used primarily in connection with, or necessary in the production of, the foregoing products; but not including the tangible and intangible assets used in connection with the lubrication and friction management business, the shipping systems division business, the curv bloc business and the car repair business. The Second Amendment also revises the last sentence of Section 6.5 of the Merger Agreement to except out a Permitted Divestiture from the provision that nothing in the Merger Agreement shall obligate L.B. Foster or Purchaser to agree to hold separate or to dispose of any assets or businesses of L.B. Foster and its subsidiaries or of Portec and its subsidiaries. Lastly, the Second Amendment amends Section 8.3 of the Merger Agreement to provide that if, under certain circumstances, L.B. Foster does not acquire shares of Portec pursuant to the Offer, L.B. Foster may owe a termination fee to Portec in the amount of $2,000,000. A copy of the Second Amendment is filed as Exhibit (a)(5)(T) hereto, and is incorporated herein by reference.”
     The last paragraph of Section 11 — “The Transaction Agreements” — “The Merger Agreement” - “HSR Act Filings; Reasonable Efforts; Notification” of the Offer to Purchase is hereby amended and restated in its entirety as follows:
     “Each of Portec and L.B. Foster shall use its reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and the Tender and Voting Agreement. However, except for a Permitted Divestiture (as hereinafter defined), neither L.B. Foster nor Purchaser shall be required to agree to hold separate or to dispose of any assets or businesses of L.B. Foster and its subsidiaries or of the Company and its subsidiaries.”
     The following paragraph is added at the end of Section 11 — “The Transaction Agreements” - “The Merger Agreement” — “Effect of Termination” of the Offer to Purchase:
     “Under certain circumstances, in the event that the Merger Agreement is terminated pursuant to the clause in the third bullet point under the subsection “Termination” and the Minimum Condition was satisfied as of the expiration of the Offer, L.B. Foster may owe Portec a termination fee in the amount of $2,000,000.”
     Items 5 and 11 of the Schedule TO are amended and supplemented to include the following:
     The following paragraph is added to the end of Section 10 - “Background of the Offer; Past Contacts or Negotiations with Portec” of the Offer to Purchase:
     “Based upon discussions with the Antitrust Division, L.B. Foster believes that it could obtain antitrust clearance if certain assets of Portec primarily relating to the joint business of Portec’s Huntington, West Virginia facility were divested to a viable buyer. In late August, 2010 L.B. Foster requested a further extension from Portec of the drop dead date in the Merger Agreement to the end of December in order to have sufficient time in which to effectuate a divestiture that would be satisfactory to the Antitrust Division. Management and representatives engaged in various discussions and negotiations regarding the requested extension, including with respect to a Portec request that a termination fee would be due Portec if the Merger Agreement terminated without any shares being bought in the Offer. On August 30, 2010 L.B. Foster, Purchaser and Portec agreed to a second amendment to the Merger Agreement which among other matters (1) extended the drop dead date to December 30, 2010, (2) increased the Offer price to $11.80 per Share and (3) provides for a termination fee due Portec of $2 million if by the drop dead date L.B. Foster has not accepted for payment Shares tendered in the Offer, provided that the Minimum Condition was met, no shareholder of Portec obtained an injunction against the Offer, Portec was in material compliance with its representations, warranties and covenants, no Company Superior Proposal has occurred and Portec reasonably cooperated with L.B. Foster to effectuate a divestiture.”
     Item 7 of the Schedule TO is amended as follows:
     The first sentence of Section 12 - “Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated in its entirety as follows:
     “The Purchaser estimates that it will need approximately $125.5 million to purchase all of the Shares pursuant to the Offer and the Merger, assume or pay off existing Portec debt and pay all related fees and expenses.”
     Items 4 and 11 of the Schedule TO are amended and supplemented to include the following:
     Section (ii)(h) of Section 14 — “Conditions of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:
     “(h) any antitrust regulator or body having decided to take, institute, implement or threaten any action proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision, order or change to published practice or there would be outstanding any statute, regulation, decision or order which would or might:
•	impose any limitation on, or result in a delay in, the ability of L.B. Foster or Purchaser directly or indirectly to acquire or hold or to exercise effectively all or any rights of ownership in respect of shares or other securities (or the equivalent) in the Company or its subsidiaries or on the ability of L.B. Foster directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, the Company or any of its subsidiaries, other than in connection with a Permitted Divestiture, or

•	require L.B. Foster, Company or Purchaser to divest any of their respective assets or businesses in connection with the Offer and the Merger or any of the transactions contemplated by the Merger Agreement other than a Permitted Divestiture;”

     Items 4, 5, 6, and 11 of the Schedule TO are amended and supplemented to include the following:
     The following paragraph is added to the end of Section 17 — “Purpose; Plans for Portec” - “Plans for Portec” of the Offer to Purchase:
     “On August 30, 2010, the Merger Agreement was amended to exclude from the U.S. antitrust condition of the Offer (condition (h)) a Permitted Divestiture. L.B. Foster has been engaged in discussions with the Antitrust Division regarding the divestiture of certain Portec assets in order to obtain antitrust clearance to close the contemplated acquisition. As a result, L.B. Foster and Purchaser may enter into negotiations with third parties regarding a Permitted Divestiture. There can be no assurance that L.B. Foster and Purchaser’s willingness to engage in a Permitted Divestiture will satisfy the antitrust concerns of the Antitrust Division.”
     Items 1 through 11 of the Schedule TO are amended and supplemented to include the following:
     “In accordance with the terms of the Merger Agreement, on August 30, 2010, Purchaser extended the Offer until 12:00 midnight (one minute after 11:59 p.m.) New York City, New York time on Thursday, September 30, 2010, unless further extended. The full text of the press release issued by L.B. Foster on August 30, 2010 announcing the Offer’s extension is filed as Exhibit (a)(5)(U) to the Schedule TO and is incorporated by reference into the Schedule TO.”
     Accordingly, all references to the Expiration Date in the Offer to Purchase are hereby amended to be references to “12:00 midnight, New York City, New York time on September 30, 2010.”
Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(5)(T)	Second Amendment to Agreement and Plan of Merger dated August 30, 2010, by and among Portec Rail Products, Inc., L. B. Foster Company and Foster Thomas Company.

(a)(5)(U)	Press Release issued August 30, 2010

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

L.B. FOSTER COMPANY

Date: August 31, 2010	By: Name:	/s/ David L. Voltz David L. Voltz
	Title:	Vice President, General Counsel and Secretary

FOSTER THOMAS COMPANY

Date: August 31, 2010	By: Name:	/s/ David L. Voltz David L. Voltz
	Title:	Vice President and Secretary

Exhibit	Exhibit Name

(a)(5)(T)	Second Amendment to Agreement and Plan of Merger dated August 30, 2010, by and among Portec Rail Products, Inc., L. B. Foster Company and Foster Thomas Company.

(a)(5)(U)	Press Release issued August 30, 2010